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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2008

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated December 17, 2008, relating to Yucheng Deploying Next Generation E-Banking System for Shenzhen Development Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: December 17, 2008	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1. Press release dated December 17, 2008, relating to Yucheng Deploying Next Generation E-Banking System for Shenzhen Development Bank

Yucheng Deploys Next Generation E-Banking System for Shenzhen Development Bank

BEIJING, December 17, 2008 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced it will deploy its market-leading e-banking technology to Shenzhen Development Bank (SDB), a publicly-listed, joint-stock bank.

SDB's next generation e-banking system will utilize Yucheng's premier technology, adding new features and enhancing functionality to meet the needs of a rapidly expanding customer base and mounting transaction volumes. For retail users, new features include a consolidated view of their accounts, credit management and investment management to allow them to have greater access to and control of their finances without having to go to an SDB branch.  For corporate users, new features include cash management, custodian services, AR factoring, real-time check processing, international letters of credit and a flexible payment management system.

SDB's new e-banking solution will be built on top of Yucheng's proprietary Enterprise Model Platform (EMP), a robust and scalable platform. Yucheng's EMP will integrate SDB’s various business lines and act as the underlying software infrastructure for SDB, allowing information to flow between the various systems on the platform.

Mr. Weidong Hong, CEO of Yucheng Technologies said, “Following our recent successful implementation of SDB’s report generating system, we are proud that SDB once again has chosen Yucheng’s for its e-banking needs. Together with our EMP, we have introduced our customer to a comprehensive software platform that will better service their customers and manage their operations."

Channel-related solutions enables management teams to better reach their customers.  In addition to e-banking, this segment is comprised of channel management products, card systems, call centers and other technologies that allow banks to better interact with their customers.  Yucheng is the number one provider of e-banking solutions in China and has a 70% market share by enrolled users.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About Shenzhen Development Bank

Shenzhen Development Bank (SDB), the first joint-stock owned company to list on the Shenzhen Stock Exchange (SZSE 000001), is a national bank headquartered in Shenzhen, with RMB 441.5 billion in assets as of September 30, 2008. SDB provides a broad range of services to commercial, retail, and government customers, through 268 branches and sub-branches in 18 major cities across China.

For further information, please contact:

New York: Mr. Jim Preissler +1 646 383 4832 jpreissler@yuchengtech.com

Beijing: Ms. Rebecca Alexander +1 914 613 3648 ralexander@yuchengtech.com

+86 10 5913 7998

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.